NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	November 7, 2014

Canada: TSX: KLS
United States: NYSE MKT: KIQ

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it has released its interim consolidated financial statements and Management Discussion and Analysis covering the three and nine months ended September 30, 2014. All amounts herein are expressed in United States dollars unless otherwise indicated.

HIGHLIGHTS OF THE NINE MONTHS ENDED SEPTEMBER 30, 2014

  Reported net income (IFRS) for the nine months ended September 30, 2014 was $3,263,460 ($0.07 per share) compared to reported net income of $251,282 ($0.01 per share) for the nine months ended September 30, 2013.

  Revenue for the nine months ended September 30, 2014 reached $17,065,015 compared to $8,230,031 for the nine months ended September 30, 2013.

  EBITDA for the nine months ended September 30, 2014 was $4,686,613 (27% of revenues) compared to EBITDA of $1,054,741 (13% of revenues) for the nine months ended September 30, 2013.

  Reported net income of $3,263,460 included items not involving cash for amortization of $121,002; deferred income tax expense in the amount of $832,171; and share based payments of $84,000.

  The Company listed on the Toronto Stock Exchange on May 22, 2014 and NYSE Markets on October 14, 2014.

  Business growth; product and market development progress; pre-sales strategic and production infrastructure costs; and financial results for the nine months ended September 30, 2014 are in line with management’s budgets and expectations.

  Additional expenditures outside of normal business operations were incurred for legal and accounting issues regarding the Toronto Stock Exchange and NYSE Markets Exchange listing in the amount of $159,070 and a TSX listing fee of $200,000 during the nine months ended September 30, 2014.

  The Canadian dollar has recently diminished in value against the US dollar resulting in an estimated foreign exchange loss of $257,494 against our Canadian assets.

  The Company remained free of interest-bearing long-term debt commitments.

  Net tangible assets grew to $13,852,364 at September 30, 2014 up from $8,797,241 at December 31, 2013.

  In April 2014 the Company paid its first dividend in the amount of $436,450 ($0.01 per share).

HIGHLIGHTS OF THE THREE MONTHS ENDED SEPTEMBER 30, 2014

  Reported net income (IFRS) for the three months ended September 30, 2014 was $959,039 ($0.02 per share) compared to reported net income of $10,646 ($0.00 per share) for the three months ended September 30, 2013.

  Revenue for the three months ended September 30, 2014 reached $5,936,597 compared to revenue of $3,555,829 for the three months ended September 30, 2013.

  The Company listed on the NYSE Markets exchange on October 14, 2014 and professional expenses in the amount of $57,303 related to this transaction are reflected in the quarterly results.

  Due to the weakness in the Canadian dollar the Company has recorded an estimated foreign exchange loss of $238,377 against its Canadian assets during the quarter.

  The Company now has taxable income and recorded income tax expense of $450,011 during the quarter.

  Business expenditures and financial results are in line with management’s expectations.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2014 the Company had cash on deposit in the amount of $7,327,531, accounts receivable of $2,274,501, prepaid expenses of $154,165 and inventory of $2,994,006 compared to cash on deposit in the amount of $4,462,531, accounts receivable of $1,259,340, prepaid expenses of $71,696 and inventory of $2,139,750 at December 31, 2013.

The working capital position of the Company at September 30, 2014 improved to $10,223,208 which includes $516,746 due to related parties compared to a working capital position of $7,447,170 which includes $284,847 due to related parties at December 31, 2013.

The Company received new equity capital in the amount of $2,000,929 from the exercise of warrants, options and subscriptions during the nine months ended September 30, 2014. Subsequent to September 30, 2014 the Company received $1,838,433 from the exercise of 343,986 warrants and 50,000 options.

OUTLOOK

Kelso has continued to generate consistent earnings growth over the past two years. Going forward we have positioned the Company to capitalize on the high demand for rail tank car equipment anticipated to occur over the next ten years. Our success has been fueled by our policy of building the quality of our business through the demonstrated merits and economic value of our products. We have serviced the industry’s needs thoroughly and carefully which has led to the trust and confidence of regulators, customers and other stakeholders to meet their technology needs.

Regulatory bodies are finalizing new design criteria for safety enhancements to be incorporated in the production of new tank cars and retrofitted on to existing railroad tank cars carrying flammable liquids such as crude oil and ethanol. Rule changes that directly impact Kelso include the use of a high capacity pressure relief valve that protects against a rise in internal pressure resulting from fire and to provide for faster release of the product. In addition they will require bottom outlet valves that are configured to prevent the operating handle from inadvertently opening the bottom outlet in the event of an accident.

With these new regulatory developments Kelso is expected to continue its steady business growth. Based on our knowledge of the market and expertise we believe that there are very large revenue opportunities for Kelso to capitalize on over the next ten years.

Although not part of the new regulations we are also working with industry specialists in crude oil loading terminal technologies on adoption strategies for our one-bolt manway technology. Terminal operators can expect to ship 30% more oil from existing facilities through our higher speed loading and uniform sealing technology improving their netback profits on shipments of crude oil. The case for utilization of our one-bolt manway is economically compelling. We are now able produce manways at required commercial levels and adoption strategies are being organized with our customers which should reflect in 2015 revenue gains.

Our financial health and welfare remains very strong. We are listed on both the Toronto Stock Exchange and NYSE Markets Exchange improving our business credibility and our ability to access growth capital in the future. Our assets remain unencumbered and we carry no interest-bearing debt. We are internally financed from operations and our working capital has risen to exceed $10,000,000. From these financial resources we continue to invest in new product development; independent lab testing and engineering services; new patent applications; broader marketing initiatives and more streamlined production capacity.

Our goal is to continue to demonstrate our value as a creative innovator and reliable supplier of the products required by the railroad industry and to branch out into other transportation sectors such roadway and marine applications. Although we have challenges ahead we are extremely optimistic about our position in the industry and the prospects of our future business development. We will continue to build the quality of our brand with the goal of growing earnings, dividends and the corporate value of Kelso on behalf of our shareholders.

About Kelso Technologies

Kelso is a railroad equipment supplier that produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport. Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.

For a more complete business and financial profile of the Company, the financials statements and management discussion and analysis can be viewed in their entirety on the Company's website at www.kelsotech.com or www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA in this press release refer to net earnings from continuing operations before interest, taxes, amortization, deferred income tax expense and share-based payments (Black-Scholes). EBITDA is not an earnings measure recognized by International Financial Reporting Standards (IFRS) and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is well positioned to capitalize on the high demand for rail tank car equipment anticipated to occur over the next ten years; regulatory bodies are finalizing rule changes relating to design criteria for safety enhancements; the Company is expected to continue its steady business growth due to new regulations by railroad regulatory bodies; the new regulations provide very large revenue opportunities for Kelso to capitalize on over the next ten years; that our products are well received and continue to prove their economic value to our railroad customers; that Kelso is adapting its product designs to respond to the industry demand; that we have the unique ability to scale our production capacity to service all OEM, retrofit and repair customers’ needs; that more stringent railroad regulations and the existing backlog of orders will continue to intensify the momentum of our revenue growth; that the case for utilization of our one-bolt manway is economically compelling and we expect to generate revenues from this product in 2015; and that we can expand into the roadway and marine industries. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the new regulatory requirements may not result in large revenue opportunities for the Company over the next ten years or that the Company may not be able to capitalize on these opportunities if presented; the projected demand for pressure relief valves and bottom outlet valves may be lower than expected; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; that our competitors may offer more competitive products; and other unknown risks and uncertainties beyond the control of the Company. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street
North Delta, BC, V4C 6V1
www.kelsotech.com